news release

Zi Corporation Ranked Among Fastest Growing Technology Companies in North America on the 2004 Deloitte Technology Fast 500

Revenue Growth Attributed to Increasing Demand for its Predictive Text Input Applications and Expanding Base of Customers

CALGARY, AB, November 9, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it ranked Number 374 on the 2004 Deloitte Technology Fast 500, a ranking of the 500 fastest-growing technology companies in North America. Rankings are based on percentage revenue growth over five years, from 1999-2003. Zi Corporation grew 490 percent during this period.

Zi Corporation President and Chief Executive Officer Michael D. Donnell credits the wireless industry's increasing adoption of its eZiText® and eZiTapTM predictive text technologies as well as an expanding base of customers in Asia, Europe and the Americas for the Company's 490 percent revenue growth over the past five years. "Wireless markets around the world are growing at robust rates and we are confident our revenue will continue to grow rapidly as we expand the penetration of our proprietary predictive text input technologies in these regions."

"Growing the top line enough to make the Deloitte Technology Fast 500 is especially meaningful during tough economic times for the technology sector," said Mark A. Evans, national managing partner of Deloitte's Technology, Media & Telecommunication Group. "We congratulate Zi Corporation on becoming one of the 500 fastest growing technology companies in North America."

In addition to its ranking on the Deloitte Technology Fast 500, Zi Corporation was also ranked, as previously announced, Number 37 on the Canadian Technology Fast 50, which is a ranking of the 50 fastest growing technology firms in Canada.

Fast 500 Selection and Qualifications

The Fast 500 list is complied from Deloitte's 19 regional North American Fast 50 programs, nominations submitted directly to the Fast 500, and public company database research. To qualify for the Fast 500, entrants must have had 1999 operating revenues of at least $50,000 USD and $75,000 CD for the United States and Canada, respectively; and 2003 operating revenues must be at least $1 million USD or CD.

Entrants must also be public or private companies headquartered in North America and must be a "technology company," defined as a company that owns proprietary technology that contributes to a significant portion of the company's operating revenues; or devotes a significant proportion of revenues to the research and development of technology. Using other companies' technology in a unique way does not qualify.

About Deloitte

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Deloitte & Touche USA LLP is the U.S. member firm of Deloitte Touche Tohmatsu. In the U.S., services are provided by the subsidiaries of Deloitte & Touche USA LLP (Deloitte & Touche LLP, Deloitte Consulting LLP, Deloitte Tax LLP, and their subsidiaries), and not be Deloitte & Touche USA LLP.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

Investor Inquiries:
Allen & Caron Inc
Jill Bertotti
(949) 474-4300
jill@allencaron.com

Zi Corporation
Dale Kearns, Chief Financial Officer
(403) 233-8875
investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall
(949) 474-4300
len@allencaron.com